Merav Gershtenman | 212 692 6806 | mgershtenman@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

September 16, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jeffrey P. Riedler
Assistant Director

Re:	Immune Pharmaceuticals Inc.
Registration Statement on Form S-3 Filed August 22, 2014 File No. 333-198309

Dear Mr. Riedler:

On behalf of Immune Pharmaceuticals Inc. (the “Company”), we hereby submit with the Securities and Exchange Commission (the “Commission”) our response to a comment issued by the staff (the “Staff”) of the Commissions’ Division of Corporate Finance in a letter dated September 12, 2014 (the “Letter”) from Jeffrey P. Riedler of the Staff to Daniel G. Teper, Chief Executive Officer of the Company, with respect to the Company’s above-mentioned registration statement (the “Registration Statement”). The response is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. For your convenience, we have incorporated into this response letter the comment issued by the Staff.

Prospectus Summary

Recent Developments, page 1

1.	Regarding the August Option Grants, August 2014 Private Placement and March 2014 Anti-Dilution Adjustments and Restated Warrants, you assert that “we believe the accounting impact to be material” and “we are currently evaluating the overall impact of this event on our financial statements.” Please explain to us your accounting treatment for each of these three transactions and quantify the expected impact on your financial statements for the quarter ended September 30, 2014. Refer us to the accounting literature upon which you have relied.

Response:

August Option Grants

On August 11, 2014, the Company’s board of directors approved and granted 903,630 options to the Company’s management, consultants, and employees. The options vest over 3 years, commencing on August 11, 2014, with a one year cliff and subsequent quarterly vesting. The options have an exercise price of $3.58. The total grant date fair value of approximately $2.6 million was valued using the following assumptions: volatility: 83.75%, share price: $3.58, risk free interest rate: 2.65%, forfeiture rate: 15% and dividend yield: 0%. In the third quarter of 2014, the Company expects total share based compensation expense, in connection with this grant, to be approximately $145,000. The actual expense to be recorded at September 30, 2014 is anticipated to be adjusted due to the revaluation of non-vested consultant options which are required to be marked to market at the end of the reporting period.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission September 16, 2014 Page 2

The Company recognizes compensation expense for all equity-based payments. Stock based compensation issued to employees is accounted for under ASC 718-10, “Compensation – Share Compensation” (“ASC 718-10”). The Company accounts for stock-based transactions with non-employees in which services are received in exchange for the equity instruments based upon the fair value of the equity instruments issued, in accordance with ASC 718-10 and ASC 505-50, “Equity-Based Payments to Non-Employees”. The value of such options is re-measured quarterly and income or expense is recognized during the vesting terms. The two factors that most significantly affect total expenses related to stock-based compensation are the estimated fair market value of the common stock underlying stock options for which stock-based compensation is recorded and the estimated volatility of the common stock.

The Company determined the fair value of stock options granted to employees, directors and consultants using the Black-Scholes-Merton valuation model. This model requires the Company to make significant assumptions regarding the expected stock price volatility, the risk-free interest rate and the dividend yield, and the estimated period of time option grants will be outstanding before they are ultimately exercised. Since the merger occurred on August 26, 2013, the Company still lacks sufficient history to use its own historical volatility; as a result, the Company estimates its expected stock volatility based on historical stock volatility from comparable companies. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. Estimates of pre-vesting option forfeitures are based on the Company’s experience. The Company will adjust its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

August 2014 Private Placement

On August 13, 2014, the Company entered into an investment agreement with one of its investors. According to the agreement, the Company is to receive a total of $2.0 million, transferred upon closing, and issue the investor 500,000 shares of its common stock, at $4.00 per share, and grant the investor 250,000 warrants, at an exercise price of $5.00 with a term of 5 years. According to the agreement, the closing is upon signing and transfer of funds to the Company. To date, $1.5 million have been received by the Company; as a result, to date, 375,000 shares of common stock and 187,500 warrants have been issued.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission September 16, 2014 Page 3

After considering the guidance both in ASC 815-40, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” and in ASC 815-40-15, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock”, the Company recognized the issued warrants within stockholders’ equity. As a result, in August 2014, the Company recorded an increase of approximately $1.5 million to its stockholders’ equity.

March 2014 Anti-Dilution Adjustments and Restated Warrants

On August 13, 2014, pursuant to an Amendment Agreement, the Company and all of the holders of the Company’s March 2014 Warrants agreed to amend and restate the March 2014 Warrants to remove all anti-dilution provisions, and make certain other changes, in consideration for which, the exercise price was reduced from $3.39 to $3.00 and from $4.07 to $3.50, and the number of warrants was increased from 2,108,938 to 2,381,342 and from 2,108,938 to 2,449,380, respectively. In addition, the Company issued to such holders a total of 224,126 of its unregistered shares of common shares.

The Company accounted for the amendment of the March 2014 Warrants using the guidance in ASC 815 “Derivatives and Hedging” and ASC 470-50 “Debt – Modifications and Extinguishments”. Under ASC 470-50-40, as the overall modification was significant, extinguishment accounting was applied. As such, the difference between the fair value of March 2014 Warrants just prior to the amendment and the fair value of the restated warrants and the unregistered shares of common stock issued to investors, is to be recognized as a gain or a loss. As of August 13, 2014, the fair value of the original March 2014 Warrants was determined to be $7.9 million, the fair value of the restated warrants was determined to be $10.2 million and the value of the unregistered shares of common stock was $0.8 million. As a result, a non-operating expense of $3.1 million was recorded in the statement of operations to reflect the extinguishment. In addition, a total non-operating expense of $2.3 million was recorded in the third quarter of 2014, representing the revaluation of the derivative March 2014 Warrant to its fair value just prior to its amendment on August 13, 2014. Since the warrants no longer contain the anti-dilutions protection provisions after the amendment, they are no longer classified as liabilities, and therefore reclassified to stockholders’ equity. The overall impact of such amendment on stockholders’ equity is an increase of $5.6 million, which is comprised of $10.2 million - the value of the restated warrants, $0.8 million – the fair value of the unregistered shares of common stock issued to investors, offset by a loss of $2.3 million recorded in connection with revaluation of March 2014 Warrants, as well as the $3.1 million loss recorded in connection with the amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission September 16, 2014 Page 4

The fair value was estimated using the Monte Carlo simulation and the Black-Scholes Model. The following assumptions were used to value the original warrants: volatility 74.80%, share price $4.11, risk free interest rate: 0.46%-0.52%, expected term: 2.03-2.08 years and dividend yield: 0%. The following assumptions were used to value the restated warrants: volatility 74.40%, share price $4.11, risk free interest rate: 0.71%, expected term: 2.50 years and dividend yield: 0%.

* * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6806 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Very truly yours,

/s/ Merav Gershtenman
Merav Gershtenman

cc:

Securities and Exchange Commission

Christina De Rosa

Franklyn Wyman

Joel Parker

Immune Pharmaceuticals Inc.

Daniel G. Teper, Chief Executive Officer

Sarit Steinberg, General Counsel & VP Operations

Peter Raihelgauz, VP Corporate Finance

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Schultz, Esq.